                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9
                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934

                       DYNAMICS CORPORATION OF AMERICA
                          (Name of Subject Company)

                       DYNAMICS CORPORATION OF AMERICA
                     (Name of Person(s) Filing Statement)

                   COMMON STOCK, PAR VALUE $0.10 PER SHARE
                (including the associated Series A Cumulative
                Participating Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                 268039 10 4
                    (CUSIP Number of Class of Securities)

                               HENRY V. KENSING
                           VICE PRESIDENT, GENERAL
                            COUNSEL AND SECRETARY
                              475 STEAMBOAT ROAD
                      GREENWICH, CONNECTICUT 06830-7197
                                (203) 869-3211
                (Name, address and telephone number of person
              authorized to receive notices and communications
                on behalf of the person(s) filing statement).

                               WITH A COPY TO:

                                ALAN C. MYERS
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

   The name of the subject company is Dynamics Corporation of America, a New York corporation (the "Company"), and the address of the principal executive offices of the Company is 475 Steamboat Road, Greenwich, Connecticut 06830-7197. The title of the class of equity securities to which this statement relates is the common stock, par value $0.10 per share, of the Company (the "Common Stock"), including the associated Series A Cumulative Participating Preferred Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of January 30, 1986, as amended on December 27, 1995 (the "Rights Agreement"), between the Company and First National Bank of Boston, as Rights Agent.

ITEM 2. TENDER OFFER OF THE BIDDER.

   This Schedule relates to a tender offer by SB Acquisition Corp., a New York corporation (the "Purchaser") and a wholly-owned subsidiary of WHX Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 31, 1997, as amended by Amendment No. 1, dated April 9, 1997, and Amendment No. 2, dated April 10, 1997 (the "Schedule 14D-1"), under which the Purchaser is offering to purchase up to 649,000 Shares (approximately 17% of the outstanding Shares) at a price of $45 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 1997, as amended (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). Parent, the Purchaser and none of their affiliates are affiliated with the Company and the Offer was not solicited by the Company.

   As set forth in the Schedule 14D-1, the principal executive offices of the Purchaser and Parent are located at 110 East 59th Street, New York, New York 10022.

ITEM 3. IDENTITY AND BACKGROUND.

   (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

   (b) Except as described in this Schedule or on pages 6-14 of the Company's Proxy Statement, dated March 26, 1997, relating to the Company's 1997 Annual Meeting of Shareholders (the "Annual Meeting"), which are filed as Exhibit 1 to this Schedule and incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates.

EMPLOYMENT AGREEMENTS

   On April 11, 1997, the Board approved amendments to the employment agreements (the "Employment Agreements") previously entered into with Andrew Lozyniak, Chairman of the Board of Directors and President of the Company, Henry V. Kensing, Vice President, General Counsel and Secretary, and Patrick
J. Dorme, Vice President-Finance and Chief Financial Officer (collectively, the "Executives") to (i) provide for a new definition of a change in control of the Company ("Change in Control"), pursuant to which a Change in Control is, in general, deemed to occur if (a) any person, with specified exceptions, becomes the beneficial owner of at least 25% of the Company's voting securities, (b) a change in the majority of the membership of the Board occurs without approval of two-thirds of the directors who either were directors on the date of the amendments, or whose election was previously so approved, (c) there is consummated a merger or consolidation of the Company or a subsidiary thereof with another company in which the Company's shareholders do not continue to hold at least 60% of the voting securities of the surviving entity (excepting certain recapitalizations of the Company) or
(d) there occurs a liquidation of the Company or a sale or other disposition of all or substantially all of the Company's assets and (ii) clarify that the payment by the Company of any excise tax imposed under section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), would itself be made on an after-tax basis and would include all "change-in-control" payments, whether made pursuant to the Employment Agreements or otherwise.


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TRUST AGREEMENT

   On April 11, 1997, the Board approved an amendment to the grantor trust previously established by the Company that provides for the segregation of assets to pay liabilities under certain of the Company's employee benefit arrangements to permit the segregation of additional assets to pay any future severance liabilities under the Employment Agreements and the Severance Agreements, which are described immediately below. The grantor trust agreement was also amended to adopt the definition of Change in Control described above under "Employment Agreements" and to provide certain other changes.

SEVERANCE AGREEMENTS

   On April 11, 1997, the Board authorized the Company to enter into severance agreements (the "Severance Agreements") with two groups of employees: Group I (the "Group I Severance Agreements"), consisting of seven employees, and Group II (the "Group II Severance Agreements"), consisting of approximately 30 employees. The Severance Agreements provide for the payment of certain severance and other benefits to covered employees who are terminated within two years following a Change in Control (as defined above under "Employment Agreements"). If, following a Change in Control, the employee is terminated by the Company other than for Cause (as defined in the Severance Agreements), or if the employee terminates employment for Good Reason (as defined in the Severance Agreements) (each a "Qualifying Termination"), then the Company will pay to the employee in one lump sum, as severance pay, an amount equal to, in the case of the Group I Severance Agreements, three times, and in the case of the Group II Severance Agreements, one times, salary (based upon annual base salary at the date of termination) and bonus payments (based upon the highest bonus paid in respect of the Company's prior three full fiscal years) and will continue the employee's welfare benefits for a period of, in the case of the Group I Severance Agreements, three years, and in the case of the Group II Severance Agreements, one year. In no case, however, may the employee receive any payment or benefit in connection with a Change in Control in excess of 2.99 times his "base amount" (as that term is defined in section 280G of the Code).

SEVERANCE POLICY

   On April 11, 1997, the Board adopted a severance policy pursuant to which six employees would be eligible, in the event of a Qualifying Termination, to receive, in the case of covered employees with at least five years of service with the Company or its subsidiaries, one year's, and in the case of the remaining covered employees, six months', salary (based upon annual base salary at the date of termination) and highest bonus paid in respect of the Company's prior three full fiscal years, payable in one lump sum.

RESTRICTED STOCK PLAN

   The Company maintains the 1980 Restricted Stock and Cash Bonus Plan, as amended (the "Restricted Stock Plan"), which provides for the award or sale of shares of so-called restricted stock. On April 11, 1997, the Board adopted an amendment to the Restricted Stock Plan to adopt the definition of Change in Control described above under "Employment Agreements."

   The foregoing descriptions are qualified by reference to the texts of the applicable agreements, copies of which are filed as Exhibits 2 through 5 hereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

   (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

   THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY REJECTED THE OFFER AS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES TO WHX.

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   (b) BACKGROUND; REASONS FOR THE RECOMMENDATION.

   On March 27, 1997, Parent sent the following letter to the Company regarding a proposed business combination between the Company and Parent (the "Merger Proposal"):

                                                                March 27, 1997

Mr. Andrew Lozyniak
Chairman of the Board and President
Dynamics Corporation of America
475 Steamboat Road
Greenwich, CT 06830

Dear Mr. Lozyniak:

   We are writing to propose a business combination between our companies and to express a desire that we work together to accomplish this transaction on an amicable, negotiated basis.

   The Board of Directors of WHX has authorized me to present an offer to acquire in a merger transaction all of the outstanding shares of common stock of Dynamics Corp. at a price of $40 per share. This proposal represents a premium of 16% over the current market price and nearly 30% over the market price at year-end.

   In making this proposal, please be advised that we have no interest in increasing the equity stake which Dynamics Corp. holds in CTS Corporation, or in changing the nature of the current relationship between the two companies.

   This proposal is subject to negotiation and execution of appropriate definitive agreements containing customary and mutually acceptable representations, warranties, terms and conditions. In pursuing this transaction, we would expect representatives from your Board of Directors to join the board of the combined enterprise and the senior management of your company to stay with the combined enterprise under mutually satisfactory arrangements.

   We are confident of our ability to complete this transaction on these terms. In this respect, please note that as of December 31, 1996 we have available over $400 million in cash and cash equivalents.

   We are certain that, upon reflection, your Board of Directors will recognize the fine opportunity which a combination with WHX represents for your stockholders. Our objective is to work with you in a professional and constructive manner to complete our proposal so that the best interests of your stockholders and employees can be served. Please be advised that we would be prepared to increase our offer if additional information which may be provided about your company demonstrates that a higher price is warranted.

   We are willing to discuss with you or a committee of our directors all aspects of our proposal and to answer any questions which you may have. I and other representatives of WHX are available to meet with you for this purpose at any time. If we do not hear from you by the close of business on Friday, March 28, we are authorized to present this proposal directly to your stockholders, through a proxy solicitation at the upcoming annual meeting and through a cash tender offer.

                                          Very truly yours,
                                          /s/ Ron LaBow
                                          Ron LaBow
                                          Chairman of the Board

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   Later that same day, Mr. Lozyniak sent a letter to Mr. LaBow in response to Mr. LaBow's letter in which he stated that several of the Company's directors were traveling for the Easter weekend and that the Company's offices would be closed the next day for Good Friday. Mr. Lozyniak stated that he would be in a position to inform all of the directors the following week of Mr. LaBow's correspondence and would communicate further with Mr. LaBow after discussing the matter with them.

   On March 31, 1997, the Company issued a press release in which it said that the Company had been able to contact all its directors except one and that their unanimous initial reaction following preliminary discussions was that the Merger Proposal was totally inadequate.

   Also on March 31, Parent and the Purchaser filed with the Securities and Exchange Commission (the "Commission") the Schedule 14D-1, which provided that the Purchaser was offering to purchase up to 649,000 Shares, subject to downward adjustment, at a price of $40 per Share. Parent also filed preliminary proxy materials with the Commission on March 31, 1997, relating to the solicitation of proxies by Parent for use at the Annual Meeting (the "Parent Proxy Materials") to (i) elect four Parent nominees to the Board,
(ii) adopt changes to the Company's By-laws to (a) permit holders of at least 9.9% of the outstanding Shares to call a special meeting of shareholders and
(b) permit the removal of directors at any time with or without cause and
(iii) repeal any By-law changes adopted by the Board after March 14, 1997, and prior to the adoption of such resolution (the "Proxy Solicitation").

   On April 9, 1997, the Purchaser amended the Offer, among other things, to increase the Offer and Merger Proposal price to $45 per Share.

   On April 9, 1997, the Board met with representatives of Wasserstein Perella & Co., Inc. ("Wasserstein Perella"), its financial advisor, and Skadden, Arps, Slate, Meagher & Flom LLP, its legal advisor, to discuss the Offer and possible actions to be taken by the Company.

   On April 11, 1997, the Board met with its legal and financial advisors to continue to discuss the Offer and possible actions to be taken by the Company. The Board received a presentation by representatives of Wasserstein Perella relating to the Offer, including Wasserstein Perella's opinion that the $45 per Share cash consideration offered to holders of Shares in the Offer was inadequate from a financial point of view. The Board also (i) postponed the Annual Meeting to August 1, 1997, (ii) added two directors to the Board (resulting in the Board being divided into three classes, rather than two classes), (iii) amended the Company's By-laws to (a) eliminate the shareholders' ability to remove directors without cause, (b) raise to two-thirds the percentage of Shares needed to call a special meeting of shareholders, (c) add advance-notice provisions for shareholders to nominate persons for election to the Board or to propose business at annual or special shareholders' meetings and (d) remove an inconsistent, and thus ineffective, provision purporting to allow the holders of a majority of the Shares to amend the By-laws, as the Company's Restated Certificate of Incorporation, as amended (the "Charter"), which controls over the By-laws, provides for an 80% vote to amend the By-laws, and (iv) approved certain employee benefits matters, as set forth under "Identity and Background" above. As a result of these actions, it will take at least two annual meetings to replace a majority of the Board. See "Additional Information to Be Furnished."

   After discussion and further analysis, the Board unanimously rejected the Offer as inadequate and not in the best interests of the shareholders of the Company and unanimously recommended that holders of Shares reject the Offer and not tender their Shares pursuant to the Offer. In addition, the Board of Directors has determined to explore alternative transactions to maximize shareholder value. In reaching its determination to reject the Offer, the Board considered the following factors:

     (i) the business, results of operations, financial condition and prospects of the Company and presentations by management of the Company and Wasserstein Perella;

     (ii) that the Offer is for only 649,000 Shares (approximately 17% of the outstanding Shares), that there can be no assurance as to any merger between the Company and the Purchaser or that the remaining Shares would be purchased and that if the remaining Shares were not purchased, a large shareholder such as Parent could have an adverse effect on the Board's ability to effectively manage the affairs of the Company or diminish the value of the remaining Shares;

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     (iii) historical market prices and trading information for the Shares;

     (iv) the opinion of Wasserstein Perella to the effect that, based upon and subject to the matters reviewed with the Board, the $45 per Share cash consideration offered to holders of the Shares pursuant to the Offer is inadequate from a financial point of view to such holders; such opinion is based on various assumptions and subject to various limitations as discussed in the opinion. A copy of the opinion of Wasserstein Perella, which sets forth the factors considered and the assumptions made by Wasserstein Perella, is attached hereto as Exhibit 9, and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF WASSERSTEIN PERELLA CAREFULLY IN ITS ENTIRETY; and

     (v) certain legal issues raised by the Offer, as set forth under "Additional Information to be Furnished."

   The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes all material factors considered by the Board. The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance, and individual directors may have given differing weights to different factors. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   Wasserstein Perella was retained, pursuant to the terms of a letter agreement, dated as of April 4, 1997 (the "Letter Agreement"), to provide financial advisory services with regard to the Company's review of the Offer, any acquisition of or similar business combination involving the Company or a significant portion of the Company's assets or any alternative transaction (each, a "Transaction"). Wasserstein Perella also agreed to provide, in accordance with its customary practice, an opinion to the Board with respect to the adequacy or fairness, from a financial point of view, of the consideration to be paid or received, as the case may be, in any Transaction. The Company agreed to pay Wasserstein Perella a fee of $150,000 in cash on the date the Letter Agreement is executed, which fee is to be credited against any other fees earned by Wasserstein Perella pursuant to the Letter Agreement. The Company has also agreed to pay Wasserstein Perella a fee, in connection with any Transaction, equal to 0.875% of the aggregate value of such Transaction, as determined in accordance with the Letter Agreement, or a fee of $750,000 if, after the passage of one year from the date of the Letter Agreement, no Transaction shall have been consummated. The Company has also agreed to reimburse Wasserstein Perella for its reasonable out-of-pocket expenses, including the fees, disbursements and other costs of counsel and of other consultants and advisors retained by Wasserstein Perella in connection with its activities contemplated by the Letter Agreement, and to indemnify Wasserstein Perella for certain liabilities arising out of actions taken under the Letter Agreement.

   In the ordinary course of its business, Wasserstein Perella or its affiliates may actively trade or otherwise effect transactions in the securities of the Company for its own account and for the account of its customers and, accordingly, may hold long or short positions in such securities.

   In addition, the Company retained Morrow & Co., Inc. in connection with the Offer and the Proxy Solicitation for customary fees.

   Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

   (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except that on April 11, 1997, the Compensation Committee of the Board awarded 22,000 shares of restricted stock to certain officers of the Company or its subsidiaries, including 5,000 shares to Ronald Steiner.


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   (b) To the best of the Company's knowledge, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender, pursuant to the Offer, any Shares which are held of record or beneficially owned by such person or to otherwise sell any such Shares.


ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

   (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   In this regard, the Company has held preliminary discussions with CTS Corporation regarding the possibility of a business combination.

   In the event the Company decides to engage in a sale or other transaction in the future, any disclosure with respect to the parties to, and the possible terms of, any transaction or proposal might jeopardize any discussions or negotiations that the Board might conduct. Accordingly, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, required by law.

   (b) To the best of the Company's knowledge, there are currently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, other than as described in Item 3(b) of this Schedule, that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

   (a) BOARD OF DIRECTORS

   At the April 11, 1997 meeting, the Board increased the number of directors of the Company from seven to nine. Two new directors, John A. Thompson, a principal of IMCOR, a management consulting firm, and Ronald Steiner, President of International Electronic Research Corporation, a subsidiary of the Company, were elected. As a result of such increase, as provided in the Charter, the Board has been reclassified from two classes of directors, one consisting of four members and the other consisting of three members to three classes. At the next annual meeting, three directors (Henry Kensing, Ronald Steiner and John Thompson) will stand for election, the terms of Harold Cohan, Frank Gunther and Andrew Lozyniak will expire at the second succeeding annual meeting and the terms of Patrick Dorme, Russell Knisel and Saul Sperber will expire at the third succeeding annual meeting. Directors will be elected to three year terms of office. As a result, only three directors will stand for election at the next annual meeting of shareholders, as opposed to the current four directors, and it will take at least two, as opposed to one, annual meetings to replace a majority of the Board.

   (b) BY-LAW AMENDMENTS

   At the April 11, 1997 meeting, the Board also adopted certain amendments to the Company's By-laws. In particular, (i) Article I Section 2 of the By-laws was amended to allow the Board to set the date of the annual shareholders meeting, as opposed to fixing such date on the first Friday in May, (ii) Article I Section 3 of the By-laws was amended to require the Chairman of the Board or the President of the Company to call a special meeting of shareholders upon the written request of the holders of record of at least two-thirds (as opposed to the prior twenty-five percent) of the issued and outstanding Shares, (iii) Article II Section 8 of the By-laws was amended to eliminate the ability of the shareholders to remove a director without cause, and (iv) Article XIII Section 1 of the By-laws was amended to remove an inconsistent, and thus ineffective, provision purporting to allow the holders of a majority of the Shares

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to amend the By-laws, as the Charter, which controls over the By-laws, provides for an 80% vote to amend the By-laws. In addition, Sections
10 and 11 were added to Article I of the By-laws to require shareholders to give advance notice to nominate persons for election to the Board and to bring business before an annual or special meeting of shareholders.

   The foregoing discussion of the By-law amendments is qualified by reference to the text of the amendments, a copy of which is filed as Exhibit 6 hereto.

   (c) CERTIFICATE OF INCORPORATION

   The Company's Charter provides that 80% of the outstanding voting stock of the Company is required to approve a merger of the Company with another person if the other person is the "beneficial owner" of 5% or more of the outstanding voting stock unless (i) the transaction is consistent with a memorandum of understanding approved by the Board prior to the time such person shall have become the beneficial owner of 5% or more of the outstanding voting stock or (ii) the Company and its subsidiaries own a majority of the outstanding voting stock of such person. If the Purchaser (alone or in concert with others) acquires beneficial ownership of 5% or more of the Shares pursuant to the Offer or otherwise, the 80% vote requirement will apply to any proposed merger between the Company and either Parent or the Purchaser. The Offer to Purchase fails to disclose this requirement.

   The Charter provides that 80% of the outstanding voting stock of the Company is required for shareholders to adopt, amend or repeal the By-laws of the Company. The Offer to Purchase does not disclose this requirement. The Parent Proxy Materials misstate that a majority vote is required to adopt the Parent's proposed By-law amendments.

   (d) LITIGATION AGAINST THE COMPANY

   On April 1, 1997, a suit was filed in the Supreme Court of the State of New York, County of New York, by an alleged stockholder of the Company against the Company and the members of the Board (the "Individual Defendants"). The suit was filed as a purported class action on behalf of the public shareholders of the Company except the defendants and their affiliates. The complaint alleges, among other things, that the Individual Defendants have breached their fiduciary duties to plaintiffs in connection with the Offer by (i) failing and refusing to take steps necessary to maximize shareholder value, including considering the Offer, (ii) using their fiduciary positions of control to thwart others in their attempt to acquire the Company and (iii) entrenching themselves in their positions with the Company. The complaint seeks, among other things, (i) class certification,
(ii) an order requiring the Individual Defendants to carry out their fiduciary duties to plaintiff by (a) cooperating with any person expressing an interest in acquiring the Company, (b) taking appropriate action to enhance the value of the Company, (c) acting independently to protect the interests of the Company's public shareholders and (d) ensuring that no conflicts exist between the interests of the Individual Defendants and those of the Company's public shareholders, (iii) damages from the Individual Defendants and (iv) an award of the plaintiff's costs and disbursements, including reasonable attorneys' fees.

   This summary is qualifed by reference to the text of the complaint, a copy of which is filed as Exhibit 10 hereto.

   (e) LITIGATION BY THE COMPANY.

   On April 14, 1997, the Company filed suit against Parent and the Purchaser in the United States District Court for the District of Connecticut. The complaint alleges, among other things, that Parent and Purchaser have violated, in connection with the Offer and Proxy Solicitation, Sections 10(b), 13(d), and 14(a), (d) and (e) of the Securities and Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder.

   Among other things, the complaint alleges that the Schedule 14D-1 and Parent Proxy Materials contain materially false and misleading statements and omissions including that (i) Parent is part of a group under Section 13(d) of the Exchange Act with Warren Lichtenstein and his affiliates, Steel Partners II, L.P. and Steel Partners Services Ltd. which, therefore, subject to the completion of the Offer, would trigger the Rights Agreement, (ii) regardless of the existence of a
Section 13(d) group, if the Offer is completed, approval of a merger between the Company and Parent would require the affirmative vote of 80% of the outstanding Shares entitled to vote, rather than the two-thirds stated in the Offer and (iii) shareholder amendment to the Company's By-laws requires the affirmative vote of 80% of the outstanding Shares entitled to vote, not a majority as stated by Parent.

   The complaint seeks, among other things, an order directing Parent to file corrective disclosure, and an order enjoining Parent from any future action under the Offer or the Proxy Solicitation, pending compliance by Parent with federal securities laws.

   This summary is qualified by reference to the text of the complaint, a copy of which will be filed as an exhibit to an amendment to this Schedule.

   (f) BCL 912

   Section 912 of the BCL regulates certain business combinations, including mergers, of a New York corporation, such as the Company, with a stockholder that beneficially owns 20% or more of the outstanding voting stock of such corporation. If neither Parent nor the Purchaser (alone or in concert with others) becomes the beneficial owner of at least 20% of the outstanding Shares, Section 912 of the BCL would not be applicable to the Purchaser's proposed merger with the Company.

   (g) SHAREHOLDER RIGHTS PLAN

   Each Right issued pursuant to the Rights Plan entitles the holder thereof to purchase one-hundredth of a share of Series A Cumulative Preferred Stock of the Company at an exercise price of $80, subject to adjustment, in the event that (i) a person, together with all affiliates and associates of such person, has acquired, or obtained the right to acquire, the beneficial ownership of 20% or more of the outstanding Shares in a transaction not approved by the Board prior to such acquisition or (ii) a person has commenced a tender offer for 25% or more of the Shares. If neither Parent nor the Purchaser (alone or in concert with others) becomes the beneficial owner of at least 20% of the outstanding Shares, the Rights will not become exercisable as a result of the Offer. See "Litigation by the Company," above. For a more complete description of the Rights Plan, see the Company's Form 8-A, dated January 30, 1986, and the Company's Form 8-K, dated as of December 27, 1995, each as filed with the Commission.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT NO.

---------------

Exhibit 1        Pages 6-14 of the Company's Proxy Statement, dated March 26, 1997, relating to the Company's Annual Meeting of Shareholders.

Exhibit 2        Form of amended employment agreement.

Exhibit 3        Form of severance agreement.

Exhibit 4        Form of Trust Agreement amendment.

Exhibit 5        Form of Bonus Plan amendment.

Exhibit 6        By-law amendments.

Exhibit 7        Letter to Stockholders, dated April 14, 1997.*

Exhibit 8        Press Release issued by Dynamics Corporation of America, dated April 14, 1997.

Exhibit 9        Opinion of Wasserstein Perella & Co., Inc., dated April 11, 1997.*

Exhibit 10       Complaint in Kenneth Steiner v. Andrew Lozyniak et al. (Index No. 97-601661) filed in the Supreme Court of the State of New York, County of New York, on April 1,
                 1997.

------------
* Included in copies of the Schedule 14D-9 mailed to stockholders.

                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 1997                                DYNAMICS CORPORATION OF
                                                   AMERICA

                                                   By: /s/ Henry V. Kensing
                                                       ----------------------
                                                       Henry V. Kensing
                                                       Vice President,
                                                       General Counsel and
                                                       Secretary

                                EXHIBIT INDEX

    EXHIBIT
      NO.       DESCRIPTION
--------------  -------------------------------------------------------------------------------------
 Exhibit 1      PAGES 6-14 OF THE COMPANY'S PROXY STATEMENT, DATED MARCH 26, 1997, RELATING TO THE
                Company's Annual Meeting of Shareholders
 Exhibit 2      Form of amended employment agreement
 Exhibit 3      Form of severance agreement
 Exhibit 4      Form of Trust Agreement amendment
 Exhibit 5      Form of Bonus Plan amendment
 Exhibit 6      By-law amendments
 Exhibit 7      Letter to Stockholders, dated April 14, 1997
 Exhibit 8      Press Release issued by Dynamics Corporation of America, dated April 14, 1997
 Exhibit 9      Opinion of Wasserstein Perella & Co., Inc., dated April 11, 1997
 Exhibit 10     Complaint in Kenneth Steiner v. Andrew Lozyniak et al. (Index No. 97-601661) filed in the Supreme Court of the State of New York, County of New York, on April 1, 1997